EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
MKS Instruments France S.A.S.	France
MKS Instruments U.K. Limited	United Kingdom
MKS Japan, Inc.	Japan
MKS Korea Co., Ltd.	Korea
ASTeX GmbH	Germany
Telvac Engineering Limited	United Kingdom
Spectra Sensortech, Ltd.	United Kingdom
MKS MSC, Inc.	Massachusetts
MKS (Bermuda) Ltd.	Bermuda
MKS Luxembourg S.A.R.L.	Luxembourg
MKS Germany Holding GmbH	Germany
MKS Instruments Deutschland GmbH	Germany
MKS Instruments (Asia) Ltd.	Bermuda
MKS Instruments (Hong Kong) Ltd.	Hong Kong
MKS Instruments (China) Company Ltd.	China
MKS Taiwan Technology Ltd.	Taiwan
MKS Tenta Products Ltd.	Israel
MKS Denmark APS	Denmark
MKS Tega Ltd.	Israel
MKS Instruments (Shanghai) Ltd	Shanghai
Ion Systems, Inc.	California
MKS Umetrics AB	Sweden
Umetrics (UK) Ltd.	UK
Umetrics, Inc.	New Jersey
Tantec, Inc.	Illinois
Yield Dynamics, Inc	California
MKS Technology Limited	United Kingdom
Tianjin Yield Co, Ltd.	China